

February 3, 2011

Dr. Steven C. Vick
Chief Executive Officer
USA Synthetic Fuel Corporation
312 Walnut Street
Cincinnati, Ohio 45202

> **Re:** **USA Synthetic Fuel Corporation**
> **Item 4.01 Form 8-K**
> **Filed January 21, 2011**
> **File No. 0-54044**

Dear Dr. Vick:

We have reviewed your response to our comment letter dated January 25, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K filed January 21, 2011

1. We have reviewed your response to comment 1 in our letter dated January 25, 2011. When you amend your filing, as requested below, please ensure the date on the cover page reads January 13, 2011, the date of the earliest event reported.

2. We have reviewed your response to comment 2 in our letter dated January 25, 2011. You disclosed in your filing that Killman, Murrell & Company P.C. ("Killman Murell") resigned, in part, due to your filing of documents with the SEC without auditor approval. Your response indicates that you disagree with this statement but you included it in your filing, at Killman Murrell's request, to reflect their view. Please amend your filing to clearly identify each statement that you do not believe is accurate. For each statement that you disagree with, you must clearly explain why you disagree. For example, with regards to this first bullet point in the list of reasons why Killman Murrell resigned, you should add a separate paragraph to your disclosures in which you provide the same

information as was provided to us in your response. Please note that you must continue to present Killman Murrell's view and obtain an updated letter from your former auditors, filed as Exhibit 16, in order to meet the objective of clearly explaining both sides of any disagreements with your former auditors.

3.   We have reviewed your response to comment 3 in our letter dated January 25, 2011. You disclosed in your filing that Killman Murell resigned, in part, due to the filing of your Form 10-Q without reviewed financial statements. Your response indicates that you disagree with this statement but you included it in your filing, at Killman Murrell's request, to reflect their view. Consistent with the preceding comment, please amend your filing to clearly identify each statement that you do not believe is accurate. For each statement that you disagree with, you must clearly explain why you disagree. For example, with regards to this second bullet point in the list of reasons why Killman Murrell resigned, you should add a separate paragraph to your disclosures in which you provide the same information as was provided to us in your response explaining why you believe that the interim financial statements were reviewed by your auditors. If your belief that the interim financial statements through September 30, 2010 were reviewed by your auditors turns out to be inaccurate, please amend your Form 10 and Form 10-Q, as previously requested and pursuant to Rule 8-03 of Regulation S-X, to provide interim financial statements reviewed by an independent public accountant using professional standards and procedures for conducting such reviews, as established by generally accepted auditing standards, as may be modified or supplemented by the Commission.

4.   We have reviewed your response to comment 4 in our letter dated January 25, 2011 and have the following additional comments:

- You disclosed in your filing that Killman Murell resigned, in part, due to "differences of opinion as to answers included in responses to SEC comment letters." Your response indicates that this is not a disagreement as the term is described in instruction 4 to Item 304 of Regulation S-K because you were not informed by the auditors what answers, if any, represented a difference of opinion. Please note that the definition of a disagreement contained in Item 304 does not require the auditors to have discussed the details of their difference of opinion with you in order to qualify as a disagreement. Instead, the definition of a disagreement should be interpreted broadly and merely requires a difference of opinion to exist concerning any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which (if not resolved to the satisfaction of the former accountant) would have caused it to make reference to the subject matter of the disagreement in connection with its report. As indicated in instruction 5 to Item 304 of Regulation S-K, an oral communication from the former auditors is sufficient to qualify as the accountant advising you of a disagreement and to trigger the disclosure requirements of Item 304. Based on the above, please amend your filing to provide all disclosures required by Item 304(a)(1)(iv) of Regulation S-K for this matter. We will not object

Steven C. Vick
USA Synthetic Fuel Corporation
February 3, 2011
Page 3

if you disclose that your auditors did not tell you which answers included in responses to SEC comment letters they disagreed with.

- Based on your disclosure that Killman Murell resigned, in part, due to "unreconciled differences related to valuation of BOE energy asset," and your statement in your response indicating that you "are aware that Killman Murrell subsequently developed a view that there may be a different accounting treatment needed for" the BOE energy asset, it appears that this matter qualifies as a disagreement with your auditors. Please amend this filing, as previously requested, to provide all disclosures required by Item 304(a)(1)(iv) of Regulation S-K. In particular, please (A) describe each such disagreement, including whether or not each disagreement was ever resolved; (B) state whether any audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of each of such disagreements with the former accountant; and (C) state whether you have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of each of such disagreements and, if not, describe the nature of any limitation thereon and the reason therefor.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief